ONE E-COMMERCE CORPORATION
1370 Avenue of the Americas, Suite 902
New York, New York 10019
Tel. (858) 699-8313
Fax: (212) 245-4165

November 18, 2011

Michael F. Johnson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         One E-Commerce Corporation
Current Report on Form 8-K
Filed September 23, 2011
                                File No. 001-34048

Dear Mr. Johnson:

Reference is made to your comment letter, dated November 2, 2011, relating to the subject Form 8-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Current Report on Form 8-K filed September 23, 2011

General

1.
We refer to prior comment 1 of our letter dated October 20, 2011. We are unable to concur with your position that the company did not complete the acquisition of a significant amount of assets otherwise than in the ordinary course of business for purposes of Item 2.01 of Form 8-K. In this regard, we note that, as discussed in the Forms 8-K filed October 6, 2011 and September 23, 2011, as well as the Schedule 13D filed October 7, 2011, the company engaged in a “reverse merger transaction” pursuant to which, among other things, Islet Sciences purchased approximately 54.06% of the shares of the company and has caused the company to enter into a share exchange agreement pursuant to which the company acquired all of the outstanding equity interests of Islet Sciences. Further, we note your statement that “[a]s a result of the Reverse Merger Transaction, the Company will control the Purchaser.” Please amend your Form 8-K to provide the financial statements of Islet Sciences in answer to Item 2.01 and 9.01 of Form 8-K.

Response: The above referenced Form 8-K and Schedule 13D state that under the agreement with the seller of the shares of One E-Commerce Corporation (the “Company”), Islet Sciences, Inc. “has agreed to cause the Company to enter into” the reverse merger transaction. Neither form contains a statement that Islet Sciences, Inc. and the Company engaged in a reverse merger transaction. No does it state that Islet Sciences, Inc. “has caused” the Company to enter into a reverse merger transaction. While Islet Sciences, Inc. anticipates causing the Company to effect a reverse acquisition, no transaction has occurred to date and no share exchange agreement has been entered into by the parties.

Michael F. Johnson, Esq.
U.S. Securities and Exchange Commission
November 18, 2011

2.
We also note that the company’s parent, Islet Sciences, recently completed a private placement of its securities. In your response letter, please tell us the terms of the offering and provide us with any offering memoranda used in connection therewith.

Response: With regard to the above referenced private placement, we respectfully refer you to Form D filed by Islet Sciences, Inc.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

One E-Commerce Corporation

By:	/s/ John Steel
Name: John Steel
Title: Chief Executive Officer